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                                October 23, 2000

VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Raymond A. Be

     RE: COLO.COM REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON
         FORM S-1 (FILE NO. 333-42002)

Ladies and Gentlemen:

     COLO.COM (the "Company") hereby makes application to withdraw its Registration Statement on Form S-1 (File No. 333-42002) (the "Registration Statement") filed with the Commission on July 21, 2000, pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company has elected not to proceed with the offering due to general market conditions and a determination that it would not be in the Company's best interest to proceed at this time. The Company has not offered or sold any of its securities by means of the preliminary prospectus contained in the Registration Statement.

     Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

     Please do not hesitate to contact Michael S. Dorf or Alexander D. Phillips of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 with any questions you may have regarding the Registration Statement.


                                       Very truly yours,

                                       COLO.COM


                                       By: /s/ Charles M. Skibo
                                           ------------------------------------
                                           Charles M. Skibo
                                           Chairman and Chief Executive Officer


cc:   Cynthia T. Melo, The Nasdaq Stock Market, Inc.
      James S. Scott, Sr., Shearman & Sterling